Filed Pursuant to Rule 424(b)(3)

Registration No. 333-143662

SUPPLEMENT NO. 2 DATED JUNE 17, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated April 30, 2009, as supplemented by our Supplement No. 1 dated May 18, 2009. This Supplement No. 2 must be read in conjunction with our prospectus dated April 30, 2009, as supplemented by our Supplement No. 1 dated May 18, 2009.

Developments Relating to Our Second Quarter Redemptions

Under the share redemption program (the “Program”) currently in effect, we presently limit the number of shares to be redeemed during any consecutive twelve month period to no more than five percent of the number of shares of common stock outstanding at the beginning of such twelve month period (the “Redemption Cap”). The Redemption Cap applicable to redemption requests in the second quarter of 2009 is 1,301,454 shares of common stock (the “Second Quarter Redemption Cap”). Through June 15, 2009 (the “Deadline”), the last day for second quarter 2009 redemption requests to be submitted under the Program, we had received requests to redeem approximately 5,708,133 shares of common stock (the “Total Second Quarter Redemption Requests”). Based on application of the Second Quarter Redemption Cap, we expect that requesting shareholders whose requests were received on or before the Deadline will be redeemed pro rata. As a result, we expect to redeem approximately 22.8% (the “Pro Rata Percentage”) of the shares each shareholder requested to be redeemed on or before the Deadline, subject to the terms and conditions of the Program.

The Total Second Quarter Redemption Requests and Pro Rata Percentage are preliminary figures that are subject to change. Under the Program, redemption requests may be withdrawn at any time up to three business days prior to the end of the applicable quarter.